Exhibit 1

 Transforming science into medicine

 Forward-Looking Statements  This presentation contains “forward-looking statements.” These statements include words like “may,” “expects,” “believes,” “plans,” “scheduled,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.   2

 Corporate presentation

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Who are we?

NASDAQ: BLRX

Oncology and immunology focus

Lead oncology assets:

- BL-8040
- AGI-134

Immunology franchise with Novartis

Significant pharma collaborations

Genentech
A Member of the Roche Group

MERCK

NOVARTIS

Attractive investment case

Strong balance sheet

$55 million (end Q3 2017)

Significant upcoming milestones:

- Top line combination results from phase 2 COMBAT study in pancreatic cancer
- Results from initial lead-in period of phase 3 GENESIS study in SCM
- Interim analysis from phase 2b BLAST study in consolidation AML

BIOLINERX

    Main pipeline assets    5  PROJECT  INDICATION  REGULATORY APPROVAL  PRE-CLINICAL  PHASE 1  PHASE 2  PHASE 3    Stem-cell mobilization  Consolidation AML  Solid tumors  CANCER  BL-8040  AGI-134    Type 1 diabetes  immunology  BL-9020    Skin lesions  other  BL-5010                          Maintenance AML  Gastric cancer  Non-small cell lung cancer  Pancreatic cancer  Pancreatic cancer  Liver failure diseases  Dry eye syndrome  BL-1220  BL-1230

 2017 achievements

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Main Achievements in 2017

- Completed recruitment for phase 2a COMBAT study in pancreatic cancer (Merck collaboration)
- 3 phase 1b/2 studies initiated under the Genentech collaboration (pancreatic, gastric and AML)
- Reached understandings with FDA on phase 3 registrational study in autologous SCM
- Acquired highly innovative immuno-oncology asset – AGI-134 – via Agalimmune acquisition
- Continued long-term follow-up for phase 2a study in r/r AML – reporting highly encouraging OS data
- Reported successful partial results on phase 2 study in allogeneic SCM
- Presented encouraging data at several top-tier scientific conferences
- Strengthened balance sheet and brought new leading fundamental life science investors to cap table

BIOLINERX

 Clinical update onBL-8040 platform

 BL-8040 Clinical Program  9

 BL-8040 for Stem-cell Mobilization

 Stem cell mobilization - Indications  11  Stem cell mobilization  Autologous  Haploidentical  Allogeneic   Phase 3 study- GENESIS: One dose of BL-8040 on top of G-CSF   Phase 2 study to assess the effect of BL-8040 as a single agent for Allo and Haplo transplant         Phase 1 study in Healthy volunteers of BL-8040 as a single agent

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GENESIS Phase 3 - Mobilization of SC for autologous transplant in Multiple Myeloma patients

Expected to start Q4 2017 - Phase 3 randomized, placebo-controlled, safety and efficacy study (n=177): NCT03246529



SCREENING
MOBILIZATION (DAYS)
COLLECTION
1
2
3
4
5
6
G-CSF (10 µg/kg/day)
BL-8040 (1.25 mg/kg)
APHERESIS SESSION
APHERESIS SESSION (OPTIONAL)

Study design

Part 1: Lead in period - dose confirmation in up to 30 Multiple Myeloma patients

Part 2: Randomized placebo controlled study in combination with G-CSF in 177 Multiple Myeloma patients

BL-8040 potentially offers patients

- Robust HSC mobilization
- Single administration on top of SOC
- No more than two apheresis sessions

G-CSF, granulocyte-colony stimulating factor

Clinicaltrials.gov. NCT0346529

BIOLINERX

 GENESIS Study: Phase 3 SCM in Multiple Myeloma patients  13  Objectives  To demonstrate that the combination of BL-8040 + G-CSF is superior to G-CSF alone in…  Primary  The ability of mobilize > 6M CD34+ cells in up to 2 apheresis  Secondary  The ability to mobilize > 2M CD34+ cells in 1 apheresis  Safety and Tolerability  Is safe and tolerable  Other Objectives  The combination will also be tested with regard to:    Time to engraftment of neutrophils and platelets     Durability of engraftment

 BL-8040 – Solid TumorsMobilizing and promoting infiltration of immune cells and reducing immunosuppression in the tumor microenvironment

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BL-8040 - Addressing unmet needs in cancer immunotherapy

Despite significant advances in cancer immunotherapy, material needs remain:

- Improving the efficacy of immunotherapy in “cold” tumors, such as pancreatic cancer
- Increasing rates and durability of response to existing therapies such as anti-PD1 and anti-PDL1 antibodies

BL-8040 may address these needs by:

- Mobilization of immune cells into circulation
- Increasing immune cell infiltration into tumors
- Reducing immunosuppression in tumor microenvironment

BIOLINERX

 COMBAT study: Advanced Pancreatic Cancer  A Phase 2a, multi-center, open-label study to assess the safety and efficacy of BL-8040 in combination with Pembrolizumab (Keytruda) in patients with advanced pancreatic cancer  16    Phase 2a open-label study in combination with Pembrolizumab (n=30): NCT02826484

 COMBAT-Objectives  17  Objectives  To demonstrate that the combination of BL-8040 and Pembrolizumab…  Primary   Induces responses assessed as overall response (CR+PR)  Secondary  Prolongs the progression free survival (PFS)    Prolongs the overall survival (OS)  Safety and Tolerability  Is safe and tolerable  Other Objectives  Assessment of …..    Disease control assessment (CR+PR+SD)    Biomarkers for monotherapy and combination treatment    Biopsy assessment for infiltration    Immunophenotyping  A phase 2a, multicenter, open-label study to assess the safety and efficacy of BL-8040 in combination with Pembrolizumab (Keytruda) in patients with advanced pancreatic cancer

 Participating Sites and PIs  Site  City/Country  PI  Patients enrolled  Beth Israel Deaconess MC  Boston/US  Manuel Hidalgo – study PI-  6  Rambam MC  Haifa/Israel  Ron Epelbaum  5  Tel Aviv Sourasky MC  Tel Aviv/ Israel  Ravit Geva  4  Sheba MC  Ramat Gan/ Israel  Talia Golan  4  Rabin MC    Petach Tikva/Israel  Solomon Shtemer  4  Dana Farber Cancer Institute  Boston/US  Brian Wolpin  4  Washington University of St Louis  St. Louis/US  Katrina Pedersen  2  Honor Health Research Institute  Arizona/US  Erkut Borazanci  3  Samsung MC  Seoul/ South Korea  Joon Oh Park  2  Mayo Clinics  Arizona/US  Mitesh Borad/ Ramesh Ramanathan  2  Ochsner MC  New Orleans/LA  Robert Ramirez  1  Massachusetts General Hospital  Boston/US  David Ryan  0  Baylor Charles A. Sammons Cancer Center  Dallas/US  Carlos Becerra  0  RECRUITMENT COMPLETED  18

 BL-8040 for Acute Myeloid Leukemia

 Acute Myeloid leukemia-Treatment Lines  20

 Study BL-8040.01: Encouraging results in patients with relapsed/refractory AML  21  CR, complete response; CRi, complete response with incomplete hematological recovery; AML, Acute Myeloid Leukemia  Study designDose escalation (0.5 to 2.0 mg/kg) with expansion cohort at 1.5mg/kg  Phase 1/2a dose escalation/expansion study (n=42): NCT01838395     BL-8040.01

 BL-8040.01 for Relapse/Refractory AML-Key Findings  22  Population  Relapsed or refractory AML patients including patients after allogeneic transplantation    Primary Endpoint  Safety and Tolerability  BL-8040 was found to be safe and well tolerated in combination with high dose cytarabine  Secondary endpoint  Composite Response rate of 38% in subjects receiving BL-8040 dose ≥1.0 mg/kg (n=39), compared to 16.3 % with cytarabine according to historical data*    Exploratory endpoint  BL-8040 was found to be pro-apoptotic as a single agent      Bl-8040 was found to mobilize blasts to the peripheral blood    *VALOR Study, Ravandi et al.

 BL-8040.01- Overall Survival in R/R AML patients treated with BL-8040 +HiDAC  23

 BLAST study: Consolidation therapy in AML patients in first remission  Treatment: Two or three cycles (age-based) of consolidation with high-dose Ara-C together in combination with either BL-8040 or placebo  24    BL-8040 potentially offers AML patients prolonged remission and increased overall survival  Phase 2b double-blind, placebo controlled study (n=194): NCT02502968

 BLAST-Objectives  25  Objectives  To demonstrate that the combination of BL-8040 High Dose Cytarabine (HiDAC)  Primary  Prolongs the Relapse free survival  Secondary  Reduces the minimal residual disease (MRD)    Prolongs the Overall survival  Safety and Tolerability  Is safe and tolerable.

 BATTLE study – Combination of BL-8040 and Atezolizumab in AML patients at a high risk of relapse  A Phase 1b/2, multi-center, single arm, open-label study, to evaluate the safety and efficacy of BL-8040 in combination with Atezolizumab for maintenance treatment in AML patients of 60 years or older that are not fit for transplant  26    BL-8040 + Atezolizumab potentially offers prolonged remission and better overall survival for elderly AML patients not eligible for transplant   Phase 1b/2 single arm, open-label study (n=60): NCT03154827

 BATTLE-Objectives  27  Objectives  To demonstrate that the combination of BL-8040 and Atezolizumab…  Primary  Prolongs the relapse free survival (RFS) time as compared to historical data.  Secondary  Reduces the minimal residual disease (MRD)    Prolongs the Overall Survival (OS) time as compared to historical data.    Prolongs the time to first relapse as compared to historical data.   Safety and Tolerability  Is safe and tolerable.

 AGI-134: a novel and unique immuno-oncology agent tackling the challenge of tumor neoantigen heterogeneity

 AGI-134 – Harnessing pre-existing immunity to deliver a patient-specific anti-tumor response  29  Tumors vary from patient to patient in their neoantigen load and identityAGI-134 is a universal drug that evokes a vaccine effect via a unique, hyperacute, multi-arm mechanism that targets patient-specific neoantigens

 alpha-Gal and anti-Gal    30  The alpha-Gal epitope is abundantly synthesized on glycolipids of non-primatesDue to constant exposure to this antigen (expressed by gut flora) humans develop and maintain high levels of anti-Gal Abs  Xenotransplantation experiments in the 1980s-90s found that, when introduced to humans, the alpha-Gal-positive tissue was bound by pre-existing human anti-Gal antibodies, which were the main cause of the rejection, e.g. of porcine heart valves

 AGI-134  A fully synthetic a-Gal glycolipid molecule for intratumoral injection into solid tumors, to induce an immune response against a patient’s own neoantigens                    a-Gal  linker  phospholipid  31

 AGI-134 – Mechanism of Action    32

 Compelling Pre-Clinical Data Supports Phase I Study due 1H 2018  A single dose of AGI-134 into a primary tumor protected mice from secondary tumor development for more than 90 days Combination of AGI-134 with an immune checkpoint inhibitor (anti-PD-1) resulted in increased efficacy over either agent’s monotherapy effect  33  AACR 2017 poster 616ASCO 2016 poster 3083AACR 2016 poster 4862   PBS (n=7)AGI-134 (n=8)      PBS (n=13)AGI-134 (n=16)  anti-PD1 (n=11)AGI-134 + anti-PD1 (n=16)            *      ***  ***    *

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How is AGI-134 differentiated from competitors?

	AGI-134	NewLink Genetics*	Personalized cancer vaccines	TLR agonists/innate immune activators	Oncolytic viruses
Evokes **personalized** anti-tumor immunity	✓		✓	✓	✓
Targets a **multitude** of **patient-specific** neoantigens	✓			✓	✓
Does not require **complex ex vivo processing** or computer modelling	✓			✓	
Harnesses **pre-existing** antibodies	✓	✓			
Directly **labels** the treated tumor for destruction	✓				
Activates the **complement cascade**, creating a **proinflammatory TME**	✓				

*NewLink Genetics were developing a whole-cell cancer vaccine using alpha-Gal to boost immunogenicity. As whole-cell cancer vaccines do not target patient-specific neoantigens and do not alter the TME, they failed in Ph 3

BIOLINERX

 High level outline of Phase 1/2a clinical study  RP2D = Recommended Phase 2 Dose      Study completion  Accelerated escalation monotherapy  Monotherapy Basket      Part I  Part II   Combination – HNSCC  RP2D   Combination – mCRC  Combination – STS  AGI-134  AGI-134+ IO    35  mCRC = Metastatic Colorectal Cancer  STS = Soft Tissue Sarcoma  HNSCC = Head and Neck Squamous Cell Carcinoma

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AGI-134 – Immune monitoring strategy

A comprehensive immune monitoring strategy that aims to:

- Assess how immune status at baseline affects response to treatment
- Assess how immune status changes in response to treatment
- Identify markers that are predictive of patient response to treatment

Treated and distal tumors:

- Level and composition of immune infiltrate & change with treatment
- Changes in infiltrating T cell repertoire
- Changes in inflammatory signature



Peripheral blood:

- Anti-Gal antibody titer and change with treatment
- Changes in circulating T cell repertoire
- Changes in pro-inflammatory mediators

BIOLINERX

 Looking ahead

 2017  2018  Principal Milestones for 2017/2018  38  BL-8040 (Allo SCM)Phase 2 partial results  BL-8040 (Auto SCM)Lead-in results  BL-8040 (Panc., Gastric, AML) Phase 1/2 initiation (Genentech)  BL-8040 (pancreatic) Phase 2 initiation (MDACC)  AGI-134Agalimmune acquisition  BL-8040 (Allo SCM)Phase 2 top-line results  AGI-134 (Solid tumors)Phase 1/2a initiation  BL-8040 (Multiple Solid Tumors) Phase 1/2 partial results (Genentech)  BL-8040 (Pancreatic Cancer) Phase 1/2 topline results (Merck)  BL-8040 (r/r AML) OS results  BL-8040 (Auto SCM)Phase 3 initiation  BL-8040 (AML Consolidation)Phase 2b interim results

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Looking into the upcoming year

- Multiple read-outs during 2018: COMBAT top line results , Phase 3 lead-in results and potential BLAST interim results
- Continue to lay foundations for future events: Phase 3 in SCM, AGI-134 initiation
- Company expecting to meet previously-stated timelines
- Expecting continued collaborations with leading global pharma companies in 2018

BIOLINERX

 Long-term vision

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BioLineRx in Five Years

Our plan is to become a significant player in the biotech industry

- With critical mass of advanced projects in development
- Alongside portfolio of revenue-generating assets

We intend to achieve the following:

- 2-3 products in the market, with material amount of sustainable revenues
- Pipeline of 3-5 clinical stage assets
- Full infrastructure to advance assets through registration and market launch
- Expansion of strategic collaborations with global pharma companies, with direct access to cutting edge technologies
- One or more significant out-licensing deals with global pharma company
- Execute strategic transactions as opportunities arise (in addition to traditional in-licensing model)

BIOLINERX